Integra Resources Announces the Appointment of Timothy Arnold as Chief
Operating Officer and Repayment of the Kinross C$4.5 Million Promissory Note

VANCOUVER, British Columbia , Nov. 05, 2019 -- Integra Resources Corp. (TSXV:ITR ; OTCQX:IRRZF) (the “Company” or “Integra”) is pleased to announce the appointment of Timothy Arnold to the position of Chief Operating Officer (“COO”), underpinning the progression of the Company’s DeLamar Project in Idaho towards pre-feasibility studies and permitting. Mr. Arnold’s former position with Integra was Vice President of Project Development. His new appointment is effective immediately.

Mr. Arnold has over 35 years of experience in hard rock mining; open pit and underground, engineering and production, consulting and operations. Mr. Arnold, a University of Idaho graduate, has spent most of his career either developing or operating mines in the Western United States. Prior to joining Integra in January 2019, Mr. Arnold was the Vice President of Operations for Pershing Gold Corporation. Previously, he held Vice President and General Manager positions for Nevada Copper, General Moly, Coeur Mining Ltd (formerly Coeur d’Alene Mines), Hecla Mining Company and as COO of Geovic Mining Corp. Mr. Arnold has served as president of the Society for Mining, Metallurgy and Exploration and is the 2019 recipient of the William Lawrence Saunders Gold Medal from the American Institute of Mining, Metallurgical and Petroleum Engineers.

George Salamis, the Company’s President and CEO, stated “Tim has done exceptional work for Integra since joining our team in January 2019, playing an instrumental role in the delivery of our positive maiden Preliminary Economic Assessment at DeLamar and the related metallurgical studies that were part of the PEA. This recent PEA study has demonstrated excellent results and strong potential economic returns from future mine development, justifying further feasibility level study work to be conducted on the project. Tim’s significant development experience in the Western U.S. makes him the ideal individual to oversee the preparation of our pre-feasibility study and advancing our permitting processes in Idaho. We welcome Tim as an executive of Integra, in his new role as COO of the Company.

The Company is also pleased to announce the repayment of its C$4.5 million secured promissory note (the “Promissory Note”) to Kinross Gold U.S.A Inc. (“Kinross USA”), a subsidiary of Kinross Gold Corporation. The Promissory Note was granted by Integra Holdings U.S. Inc (“Integra Holdings”), the Company’s wholly-owned subsidiary, in favour of Kinross USA pursuant to a Promissory Note Agreement arranged on November 3, 2017, as amended by Amendment No. 1 dated February 20, 2019 (the “Agreement”). This payment represents payment-in-full for all amounts owing under the Promissory Note and all obligations under the Agreement have been fully performed. As a result, Kinross USA has released its security on 25% of the shares of DeLamar Mining Company.

This event is of significance, as it represents the final payment related to the acquisition of the DeLamar Project, which was acquired from Kinross USA in late 2017. As a result, the Company now has no debt outstanding and owns the DeLamar Project free and clear of encumbrances.

About Integra Resources

Integra Resources is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra Resources is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of feasibility level studies designed to advance the DeLamar Project towards a potential construction decision.

For additional information, please reference the “Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold – Silver Project, Owyhee County, Idaho, USA (October 22, 2019).”

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO, and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Cautionary Statement Regarding Forward Looking Statements

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this news release includes statements regarding the use of proceeds from the Offering. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

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